

July 2, 2021

Alessandra Daigneault
General Counsel and Secretary
NRX Pharmaceuticals, Inc.
1201 North Market Street, Suite 111
Wilmington, Delaware 19801

  Re: NRX Pharmaceuticals, Inc.
   Registration Statement on Form S-1
   Filed June 25, 2021
   File No. 333-257438

Dear Ms. Daigneault:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Chris Edwards at 202-551-6761 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: David A. Curtiss, Esq.